SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                           Long Form of Press Release

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F x Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes __ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 18, 2004
                                 Banco Latinoamericano de Exportaciones, S.A.

                                 By: /s/ Pedro Toll
                                     ---------------------
                                 Name:  Pedro Toll
                                 Title: Deputy Manager

FOR IMMEDIATE RELEASE

       "Bladex" reports Second Quarter 2004 Net Income of US$24.3 million

2Q04 Financial Highlights

o Net Income in the 2Q04 was US$24.3 million, compared to US$29.8 million in the 1Q04, and US$67.1 million in the 2Q03.

o Credit portfolio in Argentina at June 30, 2004, was US$360 million, down US$224 million, or 38%, from a year ago, and down US$39 million, or 10%, from 1Q04.

o Credit disbursements grew 41% during the quarter. Following repayments on the Argentine credit portfolio and reductions of the non-trade exposure, the total credit portfolio grew by US$58 million, or 2%.

o     The trade portfolio grew by US$114 million, or 7%

Panama City, Republic of Panama, August 17, 2004 - Banco Latinoamericano de Exportaciones, S.A. - Bladex (NYSE: BLX or the "Bank"), announced today its results for the second quarter ended June 30, 2004. (The Bank's financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars.)

For the quarter, the Bank reported net income of US$24.3 million, or US$0.62 per share, compared to net income of US$29.8 million, or US$0.76 per share, in the previous quarter, and net income of US$67.1 million, or US$3.65 per share, in the second quarter of 2003. Net income for the second quarter reflected
Argentine provision reversals of US$18.3 million, compared to Argentine provision reversals of US$18.9 million for the first quarter due to payments and prepayments on the Argentine restructured loans.

First half 2004 net income amounted to US$54.1 million, or US$1.37 per share, compared to US$77.5 million, or US$4.32 per share, for the same period in 2003. The results for the first half of 2004 reflected Argentine provision reversals of US$37.2 million, compared to provision reversals and gain on the sale of securities for US$57.5 million in the first half of 2003. The 2003 results reflected the sale of US$169.5 million of Argentine assets. No such sales have taken place during 2004.

                                        Key Figures
      ------------------------------------------------------------------------
                                      6M03     6M04    2Q03    1Q04      2Q04
      ------------------------------------------------------------------------
      Net Income (In US$ million)    $77.5    $54.1   $67.1   $29.8     $24.3
      EPS (*)                        $4.32    $1.37   $3.65   $0.76     $0.62
      Return on Average Equity       43.2%    18.0%   70.3%   20.2%     15.8%
      Tier 1 Capital Ratio           32.2%    41.1%   32.2%   37.9%     41.1%
      Net Interest Margin            1.76%    1.70%   1.78%   1.69%     1.72%
      ------------------------------------------------------------------------

(*) Earnings per share calculations are based on the average number of shares outstanding during each period. During the first quarter of 2004 the average number of common shares outstanding was 39.4 million, an amount unchanged from the first quarter of 2004, and compared to 18.3 million during the second quarter of 2003.

Comments from the Chief Executive Officer:

Jaime Rivera, Chief Executive Officer of Bladex, stated, "The second quarter saw
continued  progress  with  respect  to  our  client,   product,   and  portfolio
strategies.

We are working in an environment that plays to Bladex's strengths. Although overall economic growth levels are not as robust as we had envisioned, trade flows are benefiting from strong commodity prices and from policies geared towards promoting foreign trade as one of the cornerstones of economic growth. With the completion of the CAFTA negotiations, and with the ongoing talks among the United States, the European Community and several countries in the Region, we are now more confident than ever about our strategic premise calling for increased business opportunities for Bladex.

The second quarter highlights for Bladex were the following:

First, the obligors under our rescheduled credit portfolio in Argentina met all of their US$18.7 million in principal payments due. In addition, the Bank received US$19.6 million in prepayments, a reflection of the improving liquidity and, in some cases, improved balance sheet strength of some of our clients in the country.

Second, the Bank's new client coverage model is yielding results. Disbursements in the second quarter totaled US$1.2 billion, 41%, or US$343 million, above the levels of the first quarter. We were thus able to grow the credit portfolio by 2%, in spite of significant reductions in our stock of non-trade portfolio.

Third, we are encouraged by the continued increase in deposit balances, which have risen 64% to US$841 million in the last year.

Fourth, Bladex took action on the capital management front. The increased common dividend, the special dividend, and the stock repurchase program announced on August 5, 2004, comprise a balanced package designed with the long-term interests of the Bank and its shareholders in mind.

The second quarter showed the initial results of our new product deployment strategy, as we booked US$43.4 million of new country risk guarantee transactions. Continued work along the new product front holds the key to operating earnings growth. With all other issues addressed, operating earnings growth has now become the principal priority of the Bank." Mr. Rivera concluded.

NET INTEREST INCOME

   (In US$ million)
   -------------------------------------------------------------------------
                             6M03       6M04      2Q03       1Q04      2Q04
   -------------------------------------------------------------------------
   Net Interest Income      $27.3      $22.4     $13.5      $11.3     $11.1
   -------------------------------------------------------------------------

The US$4.9 million decline in net interest income during the first six months of 2004 compared to the same period of 2003 was mainly due to:

      i) Lower spreads over LIBOR on the accruing loan and investment securities portfolio, resulting both from the generally improved risk perception in the Region, and from the reduction of the stock of higher-spread, non-trade and medium-term loans; and

      ii) Reduced levels of interest collection from the Bank's portfolio in Argentina, reflecting smaller average balances in the country.

Net interest margin

The table below provides the net interest margin (net interest income divided by the average balance of interest-earning assets) and net interest spread (average yield earned on interest-earning assets, less the average rate paid on interest-bearing liabilities) for the periods indicated:

   -------------------------------------------------------------------------
                             6M03       6M04      2Q03       1Q04      2Q04
   -------------------------------------------------------------------------
   Net Interest Margin      1.76%      1.70%     1.78%      1.69%     1.72%
   Net Interest Spread      1.15%      1.15%     1.18%      1.11%     1.19%
   -------------------------------------------------------------------------

2Q04 vs. 1Q04

The 3 basis points increase in the net interest margin for the second quarter of 2004 compared to the first quarter of 2004, was mainly due to higher market interest rates, which had a positive impact on the asset-sensitive interest rate gap, and generated a higher return on the Bank's available capital funds; this was offset by lower spreads over LIBOR and smaller interest collections on the non-accruing portfolio.

The 8 basis points increase in the net interest spread reflects the re-pricing of assets in an increasing interest rate environment, partially offset by lower lending spreads over LIBOR.

6M04 vs. 6M03

The 6 basis points decrease in the net interest margin for the six months of 2004, compared to the same period in 2003 was mainly due to lower spreads over LIBOR, and a lower interest rate environment, which had a negative impact on the asset-sensitive interest rate gap, and generated a lower return on the Bank's available capital funds.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

  -----------------------------------------------------------------------------
   (In US$ thousands)                   6M03    6M04     2Q03    1Q04     2Q04
  -----------------------------------------------------------------------------
  Letters of credit                   $2,356  $2,031   $1,115  $1,124     $907
  Guarantees:
    Country risk coverage business       633     608      306     306      302
    Other guarantees                     550     250      255     130      120
  Loans and other                        843     345      267     176      169
                                      ------  ------   ------  ------   ------
  Total Commission Income             $4,381  $3,233   $1,943  $1,735   $1,498

  Commission Expenses                  (117)    (76)    (108)    (50)     (27)
                                      ------  ------   ------  ------   ------
  Commission Income, net              $4,264  $3,157   $1,835  $1,686   $1,471
                                      ======  ======   ======  ======   ======
  -----------------------------------------------------------------------------

Net commission income for the second quarter of 2004 decreased by 13% compared to the first quarter of 2004 mostly due to lower revenues from letter of credit activity in certain countries where the Bank chose to reduce its exposure due to risk considerations.

The 26% decline in net commission income during the first six months of 2004, compared to the same period in 2003, was mainly due to: i) a 59% decline in commission income on loans and other, mostly related to a one-time loan commitment fees of US$344 thousand that was recognized during the first quarter of 2003, and ii) decreased volumes in letters of credit and guarantees, reflecting risk-based action on the Bank's part, or the decision to exit non-trade related activities.

REVERSAL OF PROVISIONS FOR CREDIT LOSSES

During the second quarter of 2004, the Bank reversed US$17.4 million of its allowance for credit losses (which includes reversal of provisions for loan losses and provisions for losses on off-balance sheet credit risk), in comparison to a reversal of US$21.4 million in the first quarter of 2004. The second quarter reversals were mainly the result of:

      (i) Principal payments and prepayments on the Argentine restructured loans, as well as a loan recovery in the amount of US$1.3 million on an Argentine loan charged-off in 1999;

      (ii) An increase in the Bank's general reserve coverage for credits in Brazil and Ecuador, in line with increased credit exposure levels in these countries;

      (iii) A reduction of specific reserves due to a principal prepayment of a loan by a Brazilian client in non-accrual status; and

      (iv) A decrease in general reserves for Venezuela, in line with reduced credit exposure levels in the country.

For the first six months of 2004, provision reversals amounted to US$38.8 million, compared to US$44.3 million reversals during the first six months of 2003. The US$5.5 million difference is mainly due to the impact of the US$169.5 million Argentine asset sales during the first six months of 2003. No such sales have taken place during 2004. (For additional information, please refer to Asset Quality section on page 11.)

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

  -----------------------------------------------------------------------------

   (In US$ thousands)                     6M03    6M04     2Q03    1Q04    2Q04
  -----------------------------------------------------------------------------

  Salaries and other employee expenses  $4,990  $4,870   $2,441  $2,377  $2,493

  Depreciation                             753     697      377     359     338

  Professional services                  1,531   1,376    1,043     507     870

  Maintenance and repairs                  538     605      324     256     349

  Other operating expenses               2,183   2,867    1,225   1,190   1,676
                                        ------ -------   ------  ------  ------
        Total Operating Expenses        $9,994 $10,415   $5,410  $4,689  $5,727
                                        ====== =======   ======  ======  ======
  -----------------------------------------------------------------------------

2Q04 vs. 1Q04

Total operating expenses for the second quarter of 2004 increased by US$1.0 million, or 22%, compared to the first quarter of 2004, mainly due to an increase in expenses related to the annual shareholder's meeting, regulatory related expenses, costs associated with the incorporation of the new commercial team, and business promotion expenses, including the launching of the new brand and corporate image.

6M04 vs. 6M03

Total operating expenses for the first six months of 2004 increased by US$421 thousand, or 4%, mostly due to higher insurance premiums, expenses related to new product development, branding, and increased business promotion efforts.

BUSINESS OVERVIEW

[The following table represents a bar chart in the printed report.]

                              Credit Disbursements
                                 (US$ million)

                                4QTR03      1QTR04         2QTR04
                                ------      ------         ------
Percent increase
Loans                             927        644             854
Contingencies                     195        188             320
                                -----        ---           -----
Total                           1,122        831           1,174
                                =====        ===           =====

The Credit disbursements grew 41% during the second quarter of 2004.

[The following table represents a bar chart in the printed report.]

                          Credit Portfolio Outstanding
                                 (US$ million)

                       Jun-03     Sep-03      Dec-03      Mar-04      Jun-04
                       ------     ------      ------      ------      ------
Trade                   1,455      1,580       1,719       1,740       1,854
Non-Trade                 857        717         646         524         511
Non-Accrual               632        500         482         446         403
                        -----      -----       -----       -----       -----
Total                   2,944      2,797       2,847       2,710       2,768
                        =====      =====       =====       =====       =====



During the second quarter, the Bank increased credit disbursements by 41% to US$1.2 billion. The trade portfolio (excluding the non-accruing portfolio) grew 7%, and the Argentine credit exposure and the stock of non-trade credits (mostly medium term) both decreased by 6%.

The geographic composition (excluding the non-accruing credit portfolio in Argentina) of the Bank's credit portfolio by type of client as of June 30, 2004, was as follows:

----------------------------------------------------------------------------------------------------------------
                                                     Caribbean
                                       Dominican    and Central    South                   Total         Total
                   Brazil    Mexico    Republic       America     America    Other (*)    30-JUN-04    31-MAR-04
----------------------------------------------------------------------------------------------------------------
 Banks              86%       61%         100%           59%        75%        100%          79%          69%
 Other              14%       39%           0%           41%        25%          0%          21%          31%

 Trade              84%       83%         100%           87%        66%          6%          77%          75%
 Non-Trade          16%       17%           0%           13%        34%         94%          23%          25%
----------------------------------------------------------------------------------------------------------------

(*) Other - consists of securities purchased under agreements to resell classified as U.S. country risk of US$112 million, guarantees of US$7 million issued to a multilateral bank in Honduras, and a US$4 million letter of credit confirmed for a corporation in the Cayman Islands.

As of June 30, 2004, 84% of the Bank's outstanding credit portfolio (loans, investment securities and contingencies) excluding Argentina was scheduled to mature on or before June 30, 2005.

The Bank's total credit related assets and contingencies, and risk-weighted assets by country (based on Basel I methodology), as of June 30, 2004 were as follows:

[The following table represents a bar chart in the printed report.]

                            Nominal Country Exposure
                       (US$ million, except percentages)

Brazil                                   $1,254 - 46%
Argentina                                  $360 - 13%
Chile                                      $122 -  4%
Dominican Republic                          $28 -  1%
Mexico                                     $251 -  9%
Venezuela                                   $34 -  1%
Other countries                            $720 - 26%


[The following table represents a bar chart in the printed report.]

                         Risk Weighted Country Exposure
                       (US$ million, except percentages)

Brazil                                     $524 - 36%
Argentina                                  $360 - 24%
Chile                                       $67 -  5%
Dominican Republic                           $6 -  0%
Mexico                                     $129 -  9%
Venezuela                                   $34 -  2%
Other countries                            $355 - 24%


BRAZILIAN EXPOSURE

At June 30 2004, March 31, 2004, and June 30, 2003, the Bank's exposure in Brazil was as follows:

   (In US$ million)
   ----------------------------------------------------------------------------------------------
                                                        Investment
                                            Loans       Securities     Contingencies       Total
   ----------------------------------------------------------------------------------------------
   Nominal Value                          $1,110.6          $14.0           $128.4      $1,253.0
   Fair value adjustments                     n.a.            0.7            n.a.            0.7
                                          --------          -----           ------      --------
   Credit Portfolio at June 30, 2004      $1,110.6          $14.7           $128.4      $1,253.7
   Allowance for credit losses               (33.3)           n.a.            (1.0)        (34.3)
                                          --------          -----           ------      --------
   ----------------------------------------------------------------------------------------------
   Net Exposure at June 30, 2004          $1,077.3          $14.7           $127.4      $1,219.4
                                          ========          =====           ======      ========
   ----------------------------------------------------------------------------------------------
   Net Exposure at Mar. 31, 2004            $915.0          $16.0           $109.2      $1,040.3
                                          ========          =====           ======      ========
   ----------------------------------------------------------------------------------------------
   Net Exposure at June 30, 2003            $873.9          $24.7           $168.6      $1,067.3
                                          ========          =====           ======      ========
   ----------------------------------------------------------------------------------------------

         ---------------------------------------------------------------
         Credit Exposure
         of Brazil                    30-JUN-03   31-MAR-04    30-JUN-04
         ---------------------------------------------------------------
         Banks                           79%         78%          86%
         Other                           21%         22%          14%

         Trade                           70%         82%          84%
         Non-Trade                       30%         18%          16%
         ---------------------------------------------------------------

At the end of the second quarter 2004, the Bank's Brazilian portfolio had no past due interest or principal amounts. At June 30, 2004, the Brazilian portfolio included one restructured loan on non-accrual status, which is current in interest and principal for, US$43 million to a Brazilian corporation, compared to US$47 million as of March 31, 2004 (the decrease was due to a principal prepayment). As of June 30, 2004, the specific allowance for loan losses on this credit was US$14 million, compared to US$16 million as of March 31, 2004.

ARGENTINE EXPOSURE

[The following table represents a bar chart in the printed report.]

US$ million

                                Dec-01   Mar-02   Jun-02   Sep-02    Dec-02   Mar-03   Jun-03    Sep-03  Dec-03   Mar-04   Jun-04
                                ------   ------   ------   ------    ------   ------   ------    ------  ------   ------   ------
Nominal value                    1,155    1,001     961      929      847       824      618      457      440      403      364

Net Exposure (1)                 1,002      828     494      462      394       401      350      272      240      222      202

Reserve and mark-to-market
  as a % of nominal value          13%       17%     49%      50%      53%       51%      43%      40%      45%      45%      45%

----------
(1) Exposure net of specific allowances for credit losses and net of fair value adjustments on investment securities (impairment loss).

As of June 30, 2004, the Bank's US$202 million exposure in Argentina, net of the allowance for credit losses, represented 32% of the total stockholders' equity of the Bank, compared to 36% as of March 31, 2004, and 64% as of June 30, 2003.

The Bank's exposure in Argentina is denominated in U.S. dollars (93%) and Euros (7%). The Bank's Argentine credit exposure at the dates indicated is presented in the following table:

   (In US$ million)
  -------------------------------------------------------------------------------------------------------------
                                                                                                  Securities
                                                                                               purchased under
                                                 Investment  Acceptances and                    agreements to
                                         Loans   Securities   Contingencies      Total              resell
  -------------------------------------------------------------------------------------------------------------
  Nominal Value ("gross portfolio")     $323.7     $9.6           $31.1         $364.4              $112.4
  Impairment loss on securities            n.a.    (4.3)           n.a.           (4.3)                  0
                                        ------    -----           -----         ------              -------
  Credit Portfolio at June 30, 2004      323.7      5.3            31.1          360.1               112.4
  Specific allowance for credit
    losses                              (138.5)     n.a.          (19.7)        (158.2)                  0
  Collateral (U.S. Treasury Strips)          0        0               0              0              (112.4)
                                        ------    -----           -----         ------              -------
  -------------------------------------------------------------------------------------------------------------
  Net Exposure at June 30, 2004         $185.2     $5.3           $11.4         $201.9                  $0
                                        ======    =====           =====         ======              =======
  -------------------------------------------------------------------------------------------------------------
  Net Exposure at March 31, 2004        $205.5     $5.4           $11.3         $222.2                  $0
                                        ======    =====           =====         ======              =======
  -------------------------------------------------------------------------------------------------------------
  Net Exposure at June 30, 2003         $313.5    $20.5           $16.4         $350.4                  $0
                                        ======    =====           =====         ======              =======
  -------------------------------------------------------------------------------------------------------------

As of June 30, 2004, the Bank's credit portfolio in Argentina amounted to US$360 million, a reduction of US$39 million, or 10%, since March 31, 2004, and US$224 million, or 38%, since June 30, 2003. (Please refer to Exhibit VIII).

The US$39 million reduction in the second quarter of 2004 was mainly due to: i) scheduled repayments of Argentine restructured and performing loans of US$19 million, representing a 100% of the amounts due and payable during the quarter, and ii) principal loan prepayments of US$20 million.

The reduction in the Bank's credit portfolio in Argentina of US$224 million, or 38%, from June 30, 2003 to June 30, 2004, was mainly due to the following factors: i) the sale of Argentine assets of US$138 million, (equivalent to US$105 million net of fair value adjustments of investment securities) that occurred during the second half of 2003, ii) payments and prepayments of US$42 million and US$74 million during the second half of 2003 and the first half of 2004, respectively, iii) changes in fair value adjustments of investment securities for (US$4 million) and US$262 thousand during the second half of 2003 and the first half of 2004, respectively, and iv) Euro currency revaluation of US$2 million and (US$1 million) during the second half of 2003 and the first half of 2004, respectively.

The Argentine credit portfolio distribution by industry type as of June 30, 2004 was as follows:

   (In US$ million, except percentages)
   ------------------------------------ ------------------------- ----------
                                         Claims (Credit Portfolio)
                Industry                     As of June 30/04         %
   ------------------------------------ ------------------------- ----------
   Non-Financial Entities
       Beverage                                      $20                6%
       Telecommunications                              4                1%
       Food production                                14                4%
       Mining and oil and gas
        extraction                                    43               12%
       Primary metal manufacturing                     3                1%
       Utilities                                      43               12%
                                                    ----
   ------------------------------------ ------------------------- ----------
         Total Non-Financial Entities               $127               35%
   ------------------------------------ ------------------------- ----------
   Financial Entities
       Controlled subsidiaries of
         major US and European Banks                 $43               12%
       State owned banks guaranteed
         by third party paper                         60               17%
       State-owned banks                             130               36%
                                                    ----
   ------------------------------------ ------------------------- ----------
         Total Financial Entities                   $233               65%
   ------------------------------------ ------------------------- ----------
         Total                                      $360              100%
                                                    ====
   ------------------------------------ ------------------------- ----------

Interest payments on Argentine credits (loans and investment securities) are recorded on a cash basis. The Bank collected interest from Argentine borrowers of approximately US$4 million during the second quarter of 2004, compared to US$5 million during the first quarter of 2004, and compared to US$6 million during the second quarter of 2003. The decline in interest income from Argentine borrowers was mainly due to smaller average balances, which resulted in a reduction in the amount of scheduled interest payment maturities. The ratio of interest collected from Argentine borrowers to total interest payments due and payable from these borrowers during the second quarter of 2004 was 97%, compared to 98% during the first quarter 2004, and 81% during the second quarter of 2003. Although significant amounts of interest have been received on a consistent basis from most of the Bank's borrowers in the country, the ultimate collection of principal on these credits is evaluated separately.

The composition and maturity profile of the remaining Bank's Argentine credit portfolio in terms of restructured loans as of June 30, 2004 was as follows:

(In US$ million, except percentages)
-------------------------------------------------------------------------------------------------------------------------
                                                  Outstanding                      Repayment Schedule
                                                    As of             ---------------------------------------------------
Status                                          June 30, 2004    %     2004     2005     2006     2007-2010    Past Due
-------------------------------------------------------------------------------------------------------------------------
Performing under original terms                        $26      7%      $1      $11      $12          $2          $0
Restructured and performing under renegotiated
  terms                                                300     83%      35       60       76         130           0
Not yet restructured and not paying interest (1)        34      9%       3        8        0           0          23
                                                      ----    ---      ---      ---      ---        ----         ---
-------------------------------------------------------------------------------------------------------------------------
Total                                                 $360    100%     $40      $78      $87        $132         $23
                                                      ====    ===      ===      ===      ===        ====         ===
-------------------------------------------------------------------------------------------------------------------------

(1) As of June 30, 2004, these credits had a specific allowance for credit losses of US$27 million.

The portfolio of restructured and performing loans, under the renegotiated terms, has an average life of approximately 2 years. None of the restructurings have involved reduction of the face amount of the debt. Assets not yet restructured and not paying interest consist of obligations from four companies in the utilities sector.

ASSET QUALITY

The following table sets forth changes in the Bank's allowance for credit losses for the quarters ended on the dates set forth below:

(In US$ million)
-------------------------------------------------------------------------------------------------------------------
                                             31-MAR-03  30-JUN-03  30-SEP-03   31-DEC-03   31-MAR-04   30-JUN-04
-------------------------------------------------------------------------------------------------------------------
Allowance for credit losses
At beginning of period                          $453.1    $445.6     $322.8      $272.3      $258.3     $236.9
   Provisions (reversals) charged to
     expense (1)                                   0.3     (44.6)      (5.1)       (9.4)      (21.4)     (17.4)
   Credit recoveries                               0.0       0.0        2.0         0.0         0.0        1.3 (2)
   Credits written-off against the
     allowance                                    (7.8)    (78.2)     (47.4)       (4.6)        0.0        0.0
                                                ------    ------     ------      ------      ------     ------
------------------------------------------------------------------------------------------------------------------
Balance at end of period                        $445.6    $322.8     $272.3      $258.3      $236.9     $220.8
                                                ======    ======     ======      ======      ======     ======
------------------------------------------------------------------------------------------------------------------

(1) Includes reversals in the provision for loan losses of US$44.1 million, US$9.9 million and US$8.7 million during the 2Q03, 3Q03 and 4Q03, respectively, as a result of the sale of Argentine loans.

(2) Principal recovery of an Argentine loan previously charged-off against the allowance.

The US$16 million decrease in the allowance for credit losses in the second quarter of 2004 was principally due to: i) a US$18 million reduction in specific reserves for Argentine credits as a result of principal payments and prepayments; ii) a US$2 million reduction in specific reserves relating to a Brazilian non-accruing loan; iii) a US$2 million reduction in general reserves for to Venezuela due to a reduction in the Bank's credit exposure in the country; and iv) a US$6 million increase in general reserves, mainly in Brazil and Ecuador, due to increased credit exposure in these countries.

As of June 30, 2004, the allowance for credit losses and net exposure on a per country basis was as follows:

   (In US$ million)
   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                            Change
                            At March 31, 2004                   At June 30, 2004              (Jun. 30, 2004 vs. Mar. 31, 2004)
                 ---------------------------------------------------------------------------------------------------------------
                     Loans and                             Loans and                               Loans and
                   Contingencies   Allowance for         Contingencies    Allowance for          Contingencies   Allowance for
                  (Nominal Value)  credit losses        (Nominal Value)   credit losses         (Nominal Value)  credit losses
   -----------------------------------------------------------------------------------------------------------------------------
   Argentina               $393        $(176)                 $355          $(158)                   $(38)            $18
   Brazil                 1,058          (33)                1,239            (34)                    181              (1)
   Other Countries        1,180          (27)                1,102            (28)                    (79)             (1)
                         ------        -----                ------          -----                     ---             ---
   -----------------------------------------------------------------------------------------------------------------------------
   Total                 $2,631        $(237)               $2,696          $(221)                    $64             $16
                         ======        =====                ======          =====                     ===             ===
   -----------------------------------------------------------------------------------------------------------------------------

As of June 30, 2004, the Bank's credit portfolio outside Argentina had no past due principal or interest amounts.

LIQUIDITY

The following table shows the net cash position of the Bank as a percentage of its overall balance sheet and as a percentage of total deposits, at the following dates:

   --------------------------------------------------------------------------
                                          30-JUN-03    31-MAR-04   30-JUN-04
   --------------------------------------------------------------------------
   Net cash position (1) / balance sheet    15.8%         7.6%        8.9%
   Net cash position (1) / deposits         82.5%        25.6%       26.5%
   --------------------------------------------------------------------------

(1)   The Bank's net cash  position  is  determined  as  follows:  cash due from
      banks,   plus  interest-   bearing   deposits  with  banks,   less  pledge
      certificates of deposit.

As of June 30, 2004, the Bank's deposits increased by 17% or US$122 million to US$841 million since March 31, 2004, and 64% or US$328 million, from a year ago, primarily reflecting new deposits from central and commercial banks in the Region.

PERFORMANCE AND CAPITAL RATIOS

At June 30, 2004 the number of common shares outstanding was 39.4 million, an amount unchanged since June 30, 2003.

   --------------------------------------------------------------------------
                                                      2Q03     1Q04    2Q04
   --------------------------------------------------------------------------
   ROE (return on average stockholders' equity)      70.25%   20.20%  15.81%
   ROA (return on average assets)                     9.79%    4.71%   3.97%
   --------------------------------------------------------------------------

Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios as of June 30, 2004 would have been 41.1% and 42.3%, respectively. Equivalent figures for March 31, 2004, would have been 37.9% and 39.2%, respectively, and 32.2% and 33.5%, respectively, for June 30, 2003.

RECENT EVENTS

o Capital Management Program - On August 5, 2004, Bladex announced a capital management program consisting of an increase in quarterly dividends from US$0.10 to US$0.15 per common share, a special dividend of US$1.00 per share payable on October 7, 2004, and a three-year stock repurchase program under which Bladex may repurchase up to an aggregate amount of US$50 million of common stock. These three elements are designed to preserve the Bank's solid capitalization and ability to withstand volatility in its markets, as well as to allow for the execution of its business plan.

o Launch of New Brand and Corporate Image - On July 6, 2004, Bladex launched a new corporate identity in an event held in Panama City. The branding strategy seeks to capitalize on the value of Bladex's unique name in Latin America.

o Chief Operations Officer - On July 1, 2004, Mr. Ernesto Bruggia joined Bladex as the new Chief Operations Officer, responsible for Human Resources, Technology, Operations, and Accounting.

o Master Agreement with Ex-Im Bank - A Master Guarantee Agreement (MGA) with the Export-Import Bank of the United States (Ex-Im Bank) was signed on June 15, of 2004, to provide medium-term loans for U.S. exports to Latin America and the Caribbean, supported by guarantees from Ex-Im Bank.

ABOUT Bladex

Bladex is a multinational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, Latin American and international commercial banks, and institutional and retail investors. Through June 30, 2004, over its 25 years of operations, Bladex had disbursed accumulated credits of over US$126 billion in Latin America.

Note: Various numbers and percentages set out in this press release have been rounded, and accordingly, may not total exactly.

--------------------------------------------------------------------------------
This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the environment in which Bladex is working playing to Bladex's strengths, the ability of Bladex to do business under specific market conditions, the improving liquidity of Bladex's clients in Argentina and the ability of Bladex to withstand volatility in its markets. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank's credit portfolio, adverse economic or political developments in the Region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina and Brazil or other countries in the Region unfolding in a manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.
--------------------------------------------------------------------------------

There will be a conference call to discuss the quarterly results on August 18, 2004 at 11:00 a.m. New York City time. For those interested in participating, please call (888) 208-1814 in the United States or, if outside the United States, please dial (719) 457-2655. All participants should give the conference ID#816466 to the telephone operator five minutes before the call is set to begin. There will also be a live audio webcast of the event at www.blx.com.

Bladex's conference call will become available for review on Conference Replay one hour after the conclusion of the conference, and will remain available through August 19, 2004. Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions. The Conference ID#, for the call that will be replayed is 816466.

For more information, please access our website on the Internet at www.blx.com or contact:

Carlos Yap S.
Senior Vice President, Finance
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box 6-1497 El Dorado
Panama City, Panama
Tel: (507) 210-8581
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm
Melanie Carpenter / Peter Majeski
i-advize Corporate Communications, Inc.
80 Wall Street, Suite 515
New York, NY 10005
Tel: (212) 406-3690
e-mail address:  bladex@i-advize.com

                           CONSOLIDATED BALANCE SHEET                  EXHIBIT I

------------------------------------------------------------------------------------------------------------------------------------
                                                      AT THE END OF,
                                        ----------------------------------------
                                            (A)            (B)            (C)         (C) - (B)                (C) - (A)
                                         Jun. 30,       Mar. 31,       Jun. 30,
                                           2003           2004           2004           CHANGE        %          CHANGE         %
------------------------------------------------------------------------------------------------------------------------------------
                                         (In US$ thousands, except percentages)
ASSETS
Cash and due from banks ............        $1,190         $2,565           $747        ($1,819)     (71)%         ($443)      (37)%
Interest-bearing deposits
  with banks (1) ...................       423,861        183,800        224,501         40,701       22        (199,360)      (47)
Securities purchased under
  agreements to resell .............       132,022        132,022        112,433        (19,589)     (15)        (19,589)      (15)
Securities available for sale ......       120,669         48,858         43,273         (5,585)     (11)        (77,396)      (64)
Securities held to maturity ........        10,979         29,087         28,722           (365)      (1)         17,743       162
Loans ..............................     2,235,236      2,181,538      2,209,417         27,879        1         (25,819)       (1)
  Less:
    Allowance for loan losses ......      (298,963)      (206,010)      (186,624)        19,385       (9)        112,338       (38)
    Unearned income ................        (5,545)        (2,711)        (1,863)           849      (31)          3,682       (66)
                                        ----------     ----------     ----------        -------                ---------
Loans, net .........................     1,930,728      1,972,817      2,020,930         48,113        2          90,202         5

Premises and equipment .............         4,474          3,886          3,726           (161)      (4)           (748)      (17)
Customers' liabilities
  under acceptances ................        27,513         40,516         50,356          9,840       24          22,842        83
Accrued interest receivable ........        13,907         10,585         11,218            633        6          (2,689)      (19)
Derivatives financial
  instruments - assets .............         3,004          2,366              0         (2,366)    (100)         (3,004)     (100)
Other assets .......................         9,041          5,495          6,397            902       16          (2,644)      (29)
                                        ----------     ----------     ----------        -------                ---------

TOTAL ASSETS .......................    $2,677,388     $2,431,997     $2,502,301        $70,304        3%      ($175,087)       (7)%
                                        ==========     ==========     ==========        =======                =========

LIABILITIES AND
  STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing
    - Demand .......................       $36,293        $21,101        $16,426        ($4,675)     (22)%      ($19,867)      (55)%
  Interest-bearing - Time ..........       476,351        698,011        824,625        126,614       18         348,273        73
                                        ----------     ----------     ----------        -------                ---------
Total Deposits .....................       512,645        719,112        841,051        121,939       17         328,406        64

Short-term borrowings
  and placements ...................       642,329        575,627        510,417        (65,210)     (11)       (131,912)      (21)
Medium and long-term
  borrowings and placements ........       867,855        416,305        405,007        (11,298)      (3)       (462,848)      (53)

Acceptances outstanding ............        27,513         40,516         50,356          9,840       24          22,842        83
Accrued interest payable ...........         7,848          5,778          5,602           (176)      (3)         (2,246)      (29)
Derivatives financial
  instruments - liabilities ........        16,874          8,271          4,876         (3,395)     (41)        (11,997)      (71)
Reserve for losses on
  off-balance sheet credit
  risk .............................        23,803         30,922         34,134          3,212       10          10,331        43
Other liabilities ..................        17,859         24,185         21,090         (3,095)     (13)          3,232        18
                                        ----------     ----------     ----------        -------                ---------
TOTAL LIABILITIES ..................    $2,116,726     $1,820,717     $1,872,533        $51,817        3%      ($244,192)      (12)%
                                        ----------     ----------     ----------        -------                ---------

REDEEMABLE PREFERRED
  STOCK (2) ........................       $10,809             $0             $0             $0        0%       ($10,809)     (100)%
                                        ----------     ----------     ----------        -------                ---------

STOCKHOLDERS' EQUITY
Common stock, no par value .........       279,968        279,978        279,978
Common stock subscribed ............             8              0              0
Treasury stock .....................       (85,634)       (85,570)       (85,570)
Capital surplus ....................       133,684        133,817        133,817
Capital reserves ...................        95,210         95,210         95,210
Accumulated other
  comprehensive income .............         8,905         10,933          9,094
Retained earnings ..................       117,713        176,912        197,239
                                        ----------     ----------     ----------

  TOTAL STOCKHOLDERS'
    EQUITY .........................      $549,854       $611,280       $629,768        $18,488        3%        $79,914        15%
                                        ----------     ----------     ----------        -------                ---------

  TOTAL LIABILITIES,
    REDEEMABLE PREFERRED
    STOCK AND STOCKHOLDERS'
    EQUITY .........................    $2,677,388     $2,431,997     $2,502,301        $70,304        3%      ($175,087)       (7)%
                                        ==========     ==========     ==========        =======                =========
------------------------------------------------------------------------------------------------------------------------------------

(1) Interest-bearing deposits with banks include pledged certificate of deposit of US$2.2 million at June 30, 2004, at March 31, 2004, and at June 30, 2003.

(2) SFAS 150 regarding the inclusion of reedemable preferred stock as part of "liabilities" line item was effective as of July 1, 2003.

                        CONSOLIDATED STATEMENT OF INCOME              EXHIBIT II

------------------------------------------------------------------------------------------------------------------------------------
                                                 FOR THE THREE MONTHS ENDED
                                             ----------------------------------
                                               (A)          (B)          (C)       C) - (B)                (C) - (A)
                                             Jun. 30,     Mar. 31,     Jun. 30,
                                               2003        2004          2004       CHANGE            %      CHANGE            %
------------------------------------------------------------------------------------------------------------------------------------
                                            (In US$ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income .........................    $26,265      $19,508      $17,687      ($1,822)         (9)%    ($8,578)        (33)%
Interest expense ........................    (12,748)      (8,186)      (6,632)       1,554         (19)       6,115         (48)
                                             -------      -------      -------      -------                 --------
NET INTEREST INCOME .....................     13,517       11,322       11,054         (268)         (2)      (2,463)        (18)

Reversal of provision for
  loan losses ...........................     37,429       18,338       20,638        2,300          13      (16,791)        (45)
                                             -------      -------      -------      -------                 --------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN
  LOSSES ................................     50,946       29,660       31,692        2,032           7      (19,254)        (38)

OTHER INCOME (EXPENSE):
Commission income, net ..................      1,835        1,686        1,471         (215)        (13)        (363)        (20)
Provision for losses on
  off-balance sheet credit
  risk ..................................      7,209        3,051       (3,212)      (6,263)       (205)     (10,421)       (145)
Derivatives and hedging
  activities ............................       (320)         113          (89)        (203)       (179)         231         (72)
Impairment loss on
  securities ............................       (875)           0            0            0        n.a.          875        (100)(*)
Gain on early extinguishment
  of debt ...............................        789            6            0           (6)       (100)        (789)       (100)
Gain on the sale of
  securities available
  for sale ..............................     13,351            0          332          332        n.a.      (13,019)        (98)(*)
Loss on foreign
  currency exchange .....................       (534)          (1)        (205)        (205)        n.s          329         (62)(*)
Net other income ........................         93            2            1           (2)        (63)         (92)        (99)
                                             -------      -------      -------      -------                 --------
NET OTHER INCOME (EXPENSE) ..............     21,547        4,858       (1,702)      (6,560)       (135)     (23,250)       (108)

OPERATING EXPENSES:
Salaries and other
  employee expenses .....................     (2,441)      (2,377)      (2,493)        (117)          5          (53)          2
Depreciation of premises
  and equipment .........................       (377)        (359)        (338)          21          (6)          39         (10)
Professional services ...................     (1,043)        (507)        (870)        (363)         72          173         (17)
Maintenance and repairs .................       (324)        (256)        (349)         (93)         36          (25)          8
Other operating expenses ................     (1,225)      (1,190)      (1,676)        (486)         41         (451)         37
                                             -------      -------      -------      -------                 --------
TOTAL OPERATING EXPENSES ................     (5,410)      (4,689)      (5,727)      (1,038)         22         (317)          6

NET INCOME ..............................    $67,084      $29,830      $24,263      ($5,567)        (19)    ($42,821)        (64)
                                             =======      =======      =======      =======                 ========
NET INCOME AVAILABLE FOR
  COMMON STOCKHOLDERS ...................    $66,899      $29,830      $24,263      ($5,567)        (19)%   ($42,636)        (64)%

PER COMMON SHARE DATA:
Net income, after Preferred
  Stock dividend ........................       3.65         0.76         0.62
Diluted earnings per share ..............       3.62         0.76         0.62

COMMON SHARES OUTSTANDING:
Period average ..........................     18,310       39,353       39,353

PERFORMANCE RATIOS:
Return on average assets ................       9.79%        4.71%        3.97%
Return on average
  stockholders' equity ..................      70.25%       20.20%       15.81%
Net interest margin .....................       1.78%        1.69%        1.72%
Net interest spread .....................       1.18%        1.11%        1.19%
Total operating expenses
  to total average assets ...............       0.79%        0.74%        0.94%
------------------------------------------------------------------------------------------------------------------------------------

(*) The meanings of the abbreviations "n.a." and "n.s", for the percentage change of periods presented mean: not applicable and not significant, respectively.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
               (Consolidated Statements of Income, Balance Sheet,
                         and Selected Financial Ratios)              EXHIBIT III

---------------------------------------------------------------------------------------------------------------
                                                                              FOR THE SIX MONTHS ENDED JUNE 30,
                                                                              ---------------------------------
                                                                                    2003            2004
---------------------------------------------------------------------------------------------------------------
(In US$ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income ....................................................           $27,287          $22,377
Reversal of provision for loan losses
  and off-balance sheet credit risk ....................................            44,321           38,815
Commission income, net .................................................             4,264            3,157
Derivatives and hedging activities .....................................            (1,122)              24
Impairment loss on securities ..........................................              (878)               0
Gain on early extinguishment of debt ...................................               789                6
Gain on the sale of securities
  available for sale ...................................................            13,351              332
Loss on foreign currency exchange ......................................              (561)            (206)
Net other income .......................................................                 2                3
Operating expenses .....................................................            (9,994)         (10,415)
                                                                                 ---------        ---------
NET INCOME .............................................................           $77,460          $54,093
                                                                                 =========        =========
NET INCOME AVAILABLE FOR COMMON
  STOCKHOLDERS .........................................................           $77,093          $54,093
BALANCE SHEET DATA:
Securities purchased under agreements
  to resell ............................................................           132,022          112,433
Investment securities ..................................................           131,648           71,995
Loans, net .............................................................         1,930,728        2,020,930
Total assets ...........................................................         2,677,388        2,502,301
Deposits ...............................................................           512,645          841,051
Short-term borrowings and placements ...................................           642,329          510,417
Medium and long-term borrowings and
  placements ...........................................................           867,855          405,007
Total liabilities ......................................................         2,116,726        1,872,533
Redeemable preferred stock (1) .........................................            10,809                0
Stockholders' equity ...................................................           549,854          629,768

PER COMMON SHARE DATA:
Net income, after Preferred Stock
  dividend .............................................................              4.32             1.37
Diluted earnings per share .............................................              4.29             1.37
Book value (period average) ............................................             20.17            15.39
Book value (period end) ................................................             13.97            16.00

COMMON SHARES OUTSTANDING:
Period average .........................................................            17,829           39,353
Period end .............................................................            39,343           39,353

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets ...............................................              5.55%            4.34%
Return on average stockholders'
  equity ...............................................................             43.16%           17.97%
Net interest margin ....................................................              1.76%            1.70%
Net interest spread ....................................................              1.15%            1.15%
Total operating expenses to total
  average assets .......................................................              0.72%            0.84%

ASSET QUALITY RATIOS:
Non-accruing loans and investments
  to total loan and investment portfolio ...............................             24.15%           15.54%
Net charge offs to total loan and
  investment portfolio .................................................              3.45%            0.05%
Allowance for loan losses to
  total loans ..........................................................             13.41%            8.45%
Allowance for loan losses to
  non-accruing loans ...................................................             51.39%           50.92%
Allowance for losses on off-balance
  sheet credit risk to total
  contingencies ........................................................              5.35%            9.13%

CAPITAL RATIOS:
Stockholders' equity to total assets ...................................             20.54%           25.17%
Tier 1 capital to risk-weighted
  assets ...............................................................             32.21%           41.08%
Total capital to risk-weighted
  assets ...............................................................             33.46%           42.33%
---------------------------------------------------------------------------------------------------------------

(1) SFAS 150 regarding the inclusion of reedemable preferred stock as part of "liabilities" line item was effective as of July 1, 2003.

                        CONSOLIDATED STATEMENT OF INCOME              EXHIBIT IV

------------------------------------------------------------------------------------------------------------------------------------
                                                                             FOR THE SIX MONTHS
                                                                               ENDED JUNE 30,
                                                                           ------------------------
                                                                           2003                2004        CHANGE               %
------------------------------------------------------------------------------------------------------------------------------------
                                                                        (In US$ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income ...................................................        $54,104         $37,195        ($16,909)            (31)%
Interest expense ..................................................        (26,817)        (14,818)         11,998             (45)
                                                                          --------        --------        --------

NET INTEREST INCOME ...............................................         27,287          22,377          (4,911)            (18)

Reversal of provision for loan losses .............................         44,754          38,976          (5,778)            (13)
                                                                          --------        --------        --------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES ...............         72,042          61,353         (10,689)            (15)

OTHER INCOME (EXPENSE):
Commission income, net ............................................          4,264           3,157          (1,107)            (26)
Provision for losses on off-balance sheet credit risk .............           (433)           (161)            272             (63)
Derivatives and hedging activities ................................         (1,122)             24           1,146            (102)
Impairment loss on securities .....................................           (878)              0             878            (100)
Gain on early extinguishment of debt ..............................            789               6            (783)            (99)
Gain on the sale of securities available for sale .................         13,351             332         (13,019)            (98)
Loss on foreign currency exchange .................................           (561)           (206)            355             (63)
Net other income ..................................................              2               3               1              40
                                                                          --------        --------        --------
NET OTHER INCOME (EXPENSE) ........................................         15,413           3,156         (12,257)            (80)

OPERATING EXPENSES:
Salaries and other employee expenses ..............................         (4,990)         (4,870)            120              (2)
Depreciation of premises and equipment ............................           (753)           (697)             55              (7)
Professional services .............................................         (1,531)         (1,376)            154             (10)
Maintenance and repairs ...........................................           (538)           (605)            (67)             12
Other operating expenses ..........................................         (2,183)         (2,867)           (684)             31
                                                                          --------        --------        --------
TOTAL OPERATING EXPENSES ..........................................         (9,994)        (10,415)           (421)              4

NET INCOME ........................................................        $77,460         $54,093        ($23,367)            (30)
                                                                          ========        ========        ========
------------------------------------------------------------------------------------------------------------------------------------

         CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES         EXHIBIT V

-----------------------------------------------------------------------------------------------------------------------------------
                                                                             FOR THE THREE MONTHS ENDED,
                                                 ----------------------------------------------------------------------------------
                                                              June 30, 2003                             March 31, 2004
                                                 --------------------------------------     --------------------------------------
                                                   AVERAGE                       AVG.         AVERAGE                      AVG.
                                                   BALANCE        INTEREST       RATE         BALANCE       INTEREST       RATE
---------------------------------------------------------------------------------------     --------------------------------------
                                                                      (In US$ thousands, except percentages)

INTEREST EARNING ASSETS
Interest-bearing deposits with banks ..........     $457,738        $1,421         1.23%       $268,117          $637         0.94%
Securities purchased under agreements to resell      132,022           672         2.01         132,022           617         1.85
Loans, net of discount ........................    1,701,826        16,556         3.85       1,797,936        11,326         2.49
Impaired loans ................................      607,651         5,615         3.66         425,624         5,499         5.11
Investment securities .........................      140,034         2,001         5.65          77,513         1,429         7.30
                                                 --------------------------------------     --------------------------------------
TOTAL INTEREST EARNING ASSETS .................   $3,039,270       $26,265         3.42%     $2,701,212       $19,508         2.86%
                                                 --------------------------------------     --------------------------------------
Non interest earning assets ...................       55,606                                     57,149
Allowance for loan losses .....................     (364,817)                                  (217,696)
Other assets ..................................       19,503                                      8,453
                                                 -----------                                -----------
TOTAL ASSETS ..................................   $2,749,563                                 $2,549,117
                                                 -----------                                -----------

INTEREST BEARING LIABILITITES

Deposits ......................................     $535,993        $1,795         1.32%       $709,712        $2,093         1.17%
Short-term borrowings and placements ..........      691,639         3,607         2.06         652,615         2,406         1.46
Medium and long-term borrowings and placements     1,020,313         7,345         2.85         487,696         3,687         2.99
                                                 --------------------------------------     --------------------------------------
TOTAL INTEREST BEARING LIABILITIES ............   $2,247,944       $12,748         2.24%     $1,850,023        $8,186         1.75%
                                                 --------------------------------------     --------------------------------------
Non interest bearing liabilities and other
  liabilities .................................     $108,007                                   $105,177

TOTAL LIABILITIES .............................    2,355,951                                  1,955,200

REDEEMABLE PREFERRED STOCK ....................       11,658                                          0
STOCKHOLDERS' EQUITY ..........................      381,954                                    593,917

TOTAL LIABILITIES, REDEEMABLE PREFERRED
                                                 -----------                                -----------
 STOCK AND STOCKHOLDERS' EQUITY ...............   $2,749,563                                 $2,549,117
                                                 -----------                                -----------
NET INTEREST SPREAD ...........................                                    1.18%                                      1.11%
                                                                              ---------                                 ----------
NET INTEREST INCOME AND NET
  INTEREST MARGIN .............................                    $13,517         1.78%                      $11,322         1.69%
                                                               ------------------------                   ------------------------

-----------------------------------------------------------------------------------------------
                                                            FOR THE THREE MONTHS ENDED,
                                                     ------------------------------------------
                                                                   June 30, 2004
                                                     ------------------------------------------
                                                      AVERAGE                           AVG.
                                                      BALANCE         INTEREST         RATE
-----------------------------------------------------------------------------------------------
                                                      (In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks ..........        $201,083            $516           1.02%
Securities purchased under agreements to resell         129,374             590           1.80
Loans, net of discount ........................       1,797,147          10,791           2.38
Impaired loans ................................         387,236           4,599           4.70
Investment securities .........................          75,224           1,190           6.26
                                                    ------------------------------------------
TOTAL INTEREST EARNING ASSETS .................      $2,590,064         $17,687           2.70%
                                                    ------------------------------------------
Non interest earning assets ...................          61,884
Allowance for loan losses .....................        (201,514)
Other assets ..................................           7,670
                                                    -----------
TOTAL ASSETS ..................................      $2,458,103
                                                    -----------

INTEREST BEARING LIABILITITES

Deposits ......................................        $773,165          $2,309           1.18%
Short-term borrowings and placements ..........         546,876           2,058           1.49
Medium and long-term borrowings and placements          417,305           2,266           2.15
                                                    ------------------------------------------
TOTAL INTEREST BEARING LIABILITIES ............      $1,737,346          $6,632           1.51%
                                                    ------------------------------------------
Non interest bearing liabilities and other
  liabilities .................................        $103,512

TOTAL LIABILITIES .............................       1,840,858

REDEEMABLE PREFERRED STOCK ....................               0
STOCKHOLDERS' EQUITY ..........................         617,246

TOTAL LIABILITIES, REDEEMABLE PREFERRED
                                                    -----------
 STOCK AND STOCKHOLDERS' EQUITY ...............      $2,458,103
                                                    -----------
NET INTEREST SPREAD ...........................                                           1.19%
                                                                                   -----------
NET INTEREST INCOME AND NET
  INTEREST MARGIN .............................                         $11,054           1.72%
                                                                    --------------------------

              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES   EXHIBIT VI

-------------------------------------------------------------------------------------------------------------------------------
                                                                        FOR THE SIX MONTHS ENDED JUNE 30,
                                           ------------------------------------------------------------------------------------
                                                             2003                                          2004
                                           ----------------------------------------    ----------------------------------------
                                              AVERAGE                      AVG.         AVERAGE                         AVG.
                                              BALANCE       INTEREST       RATE         BALANCE         INTEREST        RATE
-------------------------------------------------------------------------------------------------------------------------------
                                                                  (In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks ...      $494,334         $3,077          1.24%      $234,564         $1,153          0.97%
Securities purchased under agreements to
  resell ...............................       132,022          1,353          2.04        130,698          1,207          1.83
Loans, net of discount .................     1,711,152         33,290          3.87      1,797,542         22,117          2.43
Impaired loans .........................       642,767         11,722          3.63        406,430         10,099          4.91
Investment securities ..................       149,203          4,663          6.22         76,368          2,619          6.78
                                           -----------    -----------   -----------    -----------    -----------   -----------
TOTAL INTEREST EARNING ASSETS ..........    $3,129,479        $54,104          3.44%    $2,645,601        $37,195          2.78%
                                           -----------    -----------   -----------    -----------    -----------   -----------
Non interest earning assets ............        56,371                                      59,517
Allowance for loan losses ..............      (393,669)                                   (209,567)
Other assets ...........................        20,420                                       8,060
                                           -----------                                 -----------
TOTAL ASSETS ...........................    $2,812,601                                  $2,503,611
                                           -----------                                 -----------

INTEREST BEARING LIABILITITES

Deposits ...............................      $548,662         $3,796          1.38%      $741,422         $4,402          1.17%
Short-term borrowings and placements ...       669,832          7,117          2.11        599,753          4,464          1.47
Medium and long-term borrowings and
  placements ...........................     1,114,840         15,904          2.84        452,500          5,953          2.60
                                           -----------    -----------   -----------    -----------    -----------   -----------
TOTAL INTEREST BEARING LIABILITIES .....    $2,333,333        $26,817          2.29%    $1,793,676        $14,818          1.63%
                                           -----------    -----------   -----------    -----------    -----------   -----------
Non interest bearing liabilities and
  other liabilities ....................       107,040                                     104,455

TOTAL LIABILITIES ......................     2,440,373                                   1,898,131

REDEEMABLE PREFERRED STOCK .............        12,063                                           0
STOCKHOLDERS' EQUITY ...................       360,165                                     605,481
                                           -----------                                 -----------
TOTAL LIABILITIES, REDEEMABLE PREFERRED
 STOCK AND STOCKHOLDERS' EQUITY ........    $2,812,601                                  $2,503,611
                                           -----------                                 -----------
NET INTEREST SPREAD ....................                                       1.15%                                       1.15%
                                                                        -----------                                 -----------
NET INTEREST INCOME AND NET
  INTEREST MARGIN ......................                      $27,287          1.76%                      $22,377          1.70%
                                                          -----------   -----------                   -----------   -----------

                        CONSOLIDATED STATEMENT OF INCOME
                 (In US$ thousands, except percentages & ratios)     EXHIBIT VII

------------------------------------------------------------------------------------------------------------------------------------
                                            SIX MONTHS                    FOR THE THREE MONTHS ENDED                      SIX MONTHS
                                              ENDED     --------------------------------------------------------------      ENDED
                                            JUN 30/03    JUN 30/03    SEP 30/03    DEC 31/03    MAR 31/04    JUN 30/04    JUN 30/04
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income ..........................    $54,104      $26,265      $22,769      $21,522      $19,508      $17,687      $37,195
Interest expense .........................    (26,817)     (12,748)      (9,339)      (8,253)      (8,186)      (6,632)     (14,818)
                                             --------------------------------------------------------------------------------------

NET INTEREST INCOME ......................     27,287       13,517       13,430       13,270       11,322       11,054       22,377

Reversal of provision for loan losses ....     44,754       37,429       10,093       14,661       18,338       20,638       38,976
                                             --------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES ..........................     72,042       50,946       23,523       27,930       29,660       31,692       61,353

OTHER INCOME (EXPENSE):
Commission income, net ...................      4,264        1,835        1,782        1,400        1,686        1,471        3,157
Provision for losses on off-balance
   sheet credit risk .....................       (433)       7,209       (5,043)      (5,127)       3,051       (3,212)        (161)
Derivatives and hedging activities .......     (1,122)        (320)      (6,667)        (199)         113          (89)          24
Impairment loss on securities ............       (878)        (875)         (75)           0            0            0            0
Gain on early extinguishment of debt .....        789          789            0            0            6            0            6
Gain on the sale of securities
   available for sale ....................     13,351       13,351        8,860            0            0          332          332
Gain (loss) on foreign currency exchange .       (561)        (534)         176            3           (1)        (205)        (206)
Net other income .........................          2           93            2           38            2            1            3
                                             --------------------------------------------------------------------------------------
NET OTHER INCOME (EXPENSE) ...............     15,413       21,547         (965)      (3,886)       4,858       (1,702)       3,156

TOTAL OPERATING EXPENSES .................     (9,994)      (5,410)      (4,755)      (7,812)      (4,689)      (5,727)     (10,415)
                                             --------------------------------------------------------------------------------------
NET INCOME ...............................    $77,460      $67,084      $17,803      $16,233      $29,830      $24,263      $54,093
                                             ========     ========     ========     ========     ========     ========     ========
NET INCOME AVAILABLE FOR
  COMMON STOCKHOLDERS ....................    $77,093      $66,899      $17,803      $16,233      $29,830      $24,263      $54,093
                                             --------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income after preferred stock dividend       $4.32        $3.65        $0.45        $0.41        $0.76        $0.62        $1.37

PERFORMANCE RATIOS
Return on average assets .................       5.55%        9.79%        2.83%        2.71%        4.71%        3.97%        4.34%
Return on average stockholders' equity ...      43.16%       70.25%       12.65%       11.15%       20.20%       15.81%       17.97%
Net interest margin ......................       1.76%        1.78%        1.96%        2.07%        1.69%        1.72%        1.70%
Net interest spread ......................       1.15%        1.18%        1.31%        1.41%        1.11%        1.19%        1.15%
Total operating expenses to average assets       0.72%        0.79%        0.76%        1.31%        0.74%        0.94%        0.84%
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    EXHIBIT VIII
                                CREDIT PORTFOLIO
                             DISTRIBUTION BY COUNTRY
                                (In US$ millions)

-------------------------------------------------------------------------------------
                                 (A)        (B)        (C)
COUNTRY                        30JUN03    31MAR04    30JUN04    (C) - (B)   (C) - (A)
                               ------------------------------------------------------
ARGENTINA ..................      $584       $399       $360        (39)      (224)
BOLIVIA ....................         9          0          0          0         (9)
BRAZIL .....................     1,123      1,074      1,254        180        130
CHILE ......................        79        137        122        (15)        43
COLOMBIA ...................        63         81        110         29         48
COSTA RICA .................        22         51         59          7         37
DOMINICAN REPUBLIC .........       166         25         28          3       (138)
ECUADOR ....................        62         77         95         17         33
EL SALVADOR ................        15         34         42          8         27
GUATEMALA ..................        31         36         28         (7)        (3)
HONDURAS ...................         0          1          2          1          2
JAMAICA ....................        11         22         23          0         12
MEXICO .....................       266        333        251        (82)       (16)
NICARAGUA ..................        13         11          9         (2)        (4)
PANAMA .....................        36         51         65         14         29
PARAGUAY ...................         1          0          0          0         (1)
PERU .......................       101        105        108          4          7
TRINIDAD & TOBAGO ..........        95         86         55        (31)       (40)
VENEZUELA ..................       129         48         34        (14)       (95)
OTHER (1) ..................       136        139        124        (15)       (12)
                               -------    -------    -------    -------    -------

TOTAL CREDIT PORTFOLIO (2) .    $2,944     $2,710     $2,768        $58      ($176)
                               -------    -------    -------    -------    -------
UNEARNED INCOME (3) ........       ($6)       ($3)       ($2)        $1         $4
                               -------    -------    -------    -------    -------

TOTAL CREDIT PORTFOLIO,
   NET OF UNEARNED INCOME ..    $2,938     $2,707     $2,766        $59      ($172)
                               =======    =======    =======    =======    =======

(1) Includes: (i) securities purchased under agreements to resell with Argentine counterparties of US$112 million at June 30, 2004, which were fully collaterized with US Treasury securities, and which the Bank classifies as US country risk; (ii) guarantees issued of US$7 million at June 30, 2004 to a Multilateral Bank in Honduras with shareholder composition of 16% in Guatemala, Costa Rica, El Salvador, Honduras, Nicaragua, 11% in Taiwan, and 9% in Mexico, and iii) a US$4 million letter of credit confirmed for a corporation in the Cayman Islands.

(2) Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, acceptances, and contingencies including confirmed letters of credit, stand-by letters of credit and guarantees covering commercial and country risks. Includes credit commitments of US$28 million at June 30, 2004, which includes US$16 million in Brazil, US$8 million in El Salvador and US$5 million in Mexico; US$39 million at March 31, 2004 and US$112 million at June 30, 2003.

(3)   Represents unearned income for loans.